Abigail P. Hemnes abigail.hemnes@klgates.com T +1 617 951 9053 F +1 617 261 3175

November 13, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on November 3, 2020, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 233 under the Securities Act of 1933, as amended, and Amendment No. 235 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 18, 2020, accession no. 0001133228-20-006132 (the “Amendment”). The Amendment relates to Real Estate Securities Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Prospectus Comments

1.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class is offered to the general public.

2.	Comment — Under “Fund Summary — Fees and expenses,” please confirm whether the Trust intends to designate any share class of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11,

K&L Gates LLP State Street Financial Center One Lincoln Street Boston MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

2017) (“Capital Group”). If so, please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Supplementally, the Trust confirms that the conditions in that letter have been satisfied.

3.	Comment — Please provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response — The fee tables for the Fund are included in Appendix A to this letter.

4.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, with respect to “Other Expenses,” please delete the first footnote or explain supplementally how there is an expense component unique to a given share class.

Response — The Trust believes that including estimated “Other Expenses” provides useful information for shareholders. The Trust believes the footnote appropriately and adequately informs shareholders that the stated “Other Expenses,” including expected transfer agency expenses, are estimated for the first year of operations of the Fund’s Class A, Class C, Class I and Class R6 shares, and that no additional explanation is required. The Trust notes that transfer agency expenses for each class of shares may differ due to differences in the expected investor base, as well as potential asset level changes. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please confirm and disclose that the contractual waiver can only be terminated with Board approval.

Response — The Trust notes that the contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. Because this is disclosed in the footnotes to the fee table, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

Response — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.
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7.	Comment — In the second paragraph under “Fund summary — Principal investment strategies,” please replace the reference to “some other common industry accepted sector or industry classification schema” with a reference to any specific classification schemas that would apply.

Response — In response to the Staff’s comment, the Trust has removed the reference to “some other common industry accepted sector or industry classification schema.”

8.	Comment — In the fourth paragraph under “Fund summary — Principal investment strategies,” please revise the disclosure to describe in plain English the meaning of terms including “bottom-up analysis,” top-down analysis,” “alpha generation,” “multiple valuation metrics,” “team and firm level,” and “short-term dislocations.”

Response — In response to the Staff’s comment, the Trust has revised the disclosure in this paragraph as follows:

“Our approach to real estate investing is based on a bottom-up analysis of factors affecting individual securities, combined with a top-down analysis of the real estate market. We believe that property markets overly discount and extrapolate short-term events and that a research-intensive and long-term focus are the keys to sustainable ~~alpha generation~~ returns. By focusing on multiple ~~valuation metrics~~ metrics to determine the value of a company ~~and leveraging our analytical resources at both the team and firm level~~, we are able to identify ~~short-term dislocations~~ mis-pricing between stock prices and fundamentals, and ultimately invest in what we believe are long-term winners at below market valuations. Our bottom-up research coupled with top-down trends in the property markets allow us to effectively capture inflection points and own companies with dominant and improving market positions before their true value is recognized by the broader investment community.”

9.	Comment — Under “Fund summary — Principal investment strategies,” the Fund states that it may invest in non-leveraged stock index futures contracts and other similar securities. Please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

10.	Comment — Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at:
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https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

“The fund’s main risks are listed below in alphabetical order, not in order of importance.”

11.	Comment — The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Quantitative modeling risk” and “Small and mid-sized company risk.” Please add disclosure relating to quantitative modeling and investments in small and mid-sized companies to the Fund’s principal investment strategies.

Response — In response to the staff’s comment regarding “Quantitative modeling risk,” the Trust notes that it will remove the risk at the next routine annual update of all of the Fund’s share classes. In response to the staff’s comment regarding “Small and mid-sized company risk,” the Trust has revised the Fund’s principal investment strategies as follows:

The manager looks for real estate securities it believes will provide superior returns to the fund, and attempts to focus on companies with the potential for stock price appreciation and a record of paying dividends. This may include companies of any market capitalization, including small and mid-sized companies.

12.	Comment — Under “Fund summary — Past performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i) of Form N-1A, the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Fund summary—Past performance,” in accordance with Instruction 3(b) of Item 4(b)(2) of Form N-1A, please show the same performance in the bar chart and the table, or explain why the performance is different.

Response — The Trust notes that as Class A, Class C, Class I, and Class R6 shares of the Fund are new share classes, pre-inception calendar year total return information for the oldest class of shares (Class 1 shares) is used in order to show performance relevant to an investor from the
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period that the Fund first became effective, as permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — Under “Fund summary — Past performance,” please define “Effective Date” or insert the appropriate date.

Response — The Trust has revised the disclosure as follows:

Prior to November 16, 2020 (Effective Date), the fund was managed by a different subadvisor pursuant to different strategies, and thus, the performance presented prior to this date should not be attributed to the current subadvisor, Wellington Management Company LLP (“Wellington Management”).

15.	Comment — Under “Fund summary — Past performance,” under the heading “A note on performance,” please delete the following phrase: “except that they include any sales charges.”

Response — The Trust notes that the because Class A, Class C, Class I, and Class R6 shares of the Fund had not commenced operations as of the date of this prospectus, the performance shown is that of the Fund’s oldest share class, Class 1 shares. However, as Class 1 shares do not impose any sales charges, the returns of Class 1 shares have been adjusted to include Class A sales charges, where applicable. The Trust believes this approach is consistent with the requirements of Instruction 3(b) to Item 4(b) of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Fund summary — Past performance,” please move the following disclosure from “A note on performance” to a footnote to the performance table: “Returns for Class A, Class C, Class I, and Class R6 shares would have been substantially similar to returns of Class 1 shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different.”

Response — The Trust feels that this disclosure is important enough to precede the performance bar chart and performance table, rather than be located in a footnote to the performance table. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — Under “Fund summary — Past performance,” please relabel the calendar year total return table to reflect that the performance shown is that of Class 1 shares.

Response — The Trust believes that labeling the calendar year total return table or the average annual total return table as the performance of Class 1 shares would be inaccurate, as the performance of Class 1 shares has been adjusted to reflect any sales charges of the other classes shown, where applicable. In addition, relabeling the calendar year total return table or the average annual total return table as the performance of Class 1 shares may be confusing to shareholders as
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Class 1 shares are not offered in this prospectus. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — The Staff notes that the calendar year total returns bar chart heading includes parenthetical information stating that sales charges are not reflected in the bar chart and returns would have been lower if they were. Please delete this parenthetical and add a footnote specifying which, if any, share classes had lower expenses than the class shown and that as a result their performance would have been higher than that of the class shown.

Response — The parenthetical language referenced is the disclosure required by Instruction 1(a) to Item 4(b)(2) of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Fund summary — Portfolio management,” please state the day and month the portfolio manager began managing the Fund.

Response —The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust believes that the phrase identified by the SEC satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

20.	Comment — The Staff notes that the disclosure under “Fund details — Principal risks,” includes “Investment-grade fixed-income securities in the lowest rating category risk” as a sub-risk of “Fixed-income securities risk.” Please add disclosure relating to these types of investments in the Fund’s principal investment strategies.

Response — In response to staff’s comment, the Trust has removed this disclosure.

21.	Comment — Under “Who’s who — Management fee” in the “Fund details” section, please identify the other funds whose assets are aggregated with the Fund’s assets for purposes of determining whether the advisory fee breakpoint has been achieved.

Response — The Trust notes that the advisory fee breakpoint table is accompanied by a footnote that states that aggregate net assets includes the net assets of JHVIT Real Estate Securities Trust. Therefore, the Trust respectfully declines to make any changes in response to this comment.

22.	Comment — In “Who’s who — Subadvisor,” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Please see response to Comment 19 above.

23.	Comment — Under “Financial Highlights” please update all information as of August 31, 2020.
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Response — In order to maintain consistency of disclosure between share classes, the Financial Highlights will be updated at the next routine annual update of the Fund’s prospectuses. The Trust further notes that the expense information is derived from the information in the Financial Highlights dated August 19, 2020.

24.	Comment — Under “Your Account - Sales charge reductions and waivers,” under the heading “CDSC waivers” add a reference to Class C shares in the fourth bullet.

Response — The Trust notes that the lead-in paragraph preceding the bulleted information under “CDSC waivers” specifically mentions Class C shares, as applicable, and the Trust further notes that the fourth bullet is specific to Class A shares only. Therefore, the Trust respectfully declines to make any changes in response to this comment.

25.	Comment — Under “Sales Charge Reductions and Waivers — CDSC Waivers” and “Sales Charge Reductions and Waivers — Reinstatement privilege — Waivers for certain investors,” please reconcile the list of waivers with the waivers stated in the SAI under the “Deferred sales charge on Class A and Class C shares — Waiver of contingent deferred sales charge” and “Sales charge on Class A and Class C shares — Without sales charges” sections, respectively.

Response — The Trust has reviewed the disclosure and confirms its accuracy. The Trust notes that as a result of previous discussions with the SEC staff, this complex-wide prospectus disclosure has been adjusted to include additional disclosure from the SAI, and vice versa. The Trust notes that in some cases the ordering of the disclosure varies from the prospectus to the SAI and that there is more detailed disclosure in the SAI than there is in the prospectus in certain instances, but that the disclosure is not in conflict.

26.	Comment — Under “Transaction Policies — Execution of requests,” please confirm that the Fund has included all disclosures required by Item 11(c)(7) and (8) under Form N-1A. In particular, please confirm whether there is any variance in redemption time depending on the method of meeting redemption requests in normal or stressed market conditions.

Response — In response to the Staff’s comment, the Trust confirms that this disclosure complies with the requirements of Item 11(c)(7) and (8). The Trust further confirms that there is no variance in redemption time depending on the method of meeting redemption requests in normal or stressed market conditions.

27.	Comment — Please confirm supplementally that Appendix 1 lists all financial intermediaries that offer sales charge waivers other than those described in the prospectus, as well as the details of each such arrangements.

Response — Appendix 1 currently lists all such intermediaries and the details of such arrangements that are known to the Trust at this time. As other intermediaries make determinations regarding fee waivers, the Trust will monitor such developments and will consider whether
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additional future filings to add such disclosure are necessary. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

SAI and Part C Comments

28.	Comment — Under “Investment Restrictions — Fundamental Investment Restrictions” please revise the fundamental investment restriction with respect to diversification as the Fund is non-diversified.

Response — In response to the staff’s comment, the Trust notes that the disclosure states that the Fund is diversified, except as described in the Prospectus. The prospectus states that the Fund is non-diversified. Therefore, the Trust respectfully declines to make any changes in response to this comment.

29.	Comment — Under “Investment Restrictions — Non-Fundamental Investment Restrictions” please remove the bolded word in the following sentence: In order to comply with Rule 35d-1 under the 1940 Act, the Fund’s 80% investment policy for is subject to change only upon 60 days’ prior notice to shareholders. Refer to the Prospectuses for the Fund’s “Principal investment strategies.”

Response — The Trust has made the requested change.

30.	Comment — Please confirm that all SAI and Part C disclosure will be provided as of the most recent calendar year, fiscal year, or specific time period or date, as required by Form N-1A.

Response — The Trust so confirms.

31.	Comment — Under “Shareholders of the Fund” please revise the second sentence in the second paragraph as follows: “A shareholder who owns beneficially more than 25% of any class of a fund is deemed to ~~control~~ be a control person of that class and therefore could determine the outcome of a shareholder meeting with respect to a proposal directly affecting that share class.”

Response — The Trust has made the requested change.

32.	Comment — Under “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

33.	Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.
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Response — The Trust notes that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the CCO or the CCO’s duly authorized delegate after considering: . . . (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

34.	Comment — Please explain why Item 28. Exhibits — Exhibit 99.(j), “Consent of Independent Registered Accounting Firm,” is designated as “Not Applicable.”

Response — The Trust erroneously designated this exhibit as “Not Applicable.” The Trust intends to file an auditor’s consent as an exhibit to the definitive filing of the Amendment under Rule 485(b) under the Securities Act.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Thomas Dee, Assistant Secretary of the Trust
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Appendix A

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). Although the fund does not impose any sales charges on Class I shares, you may pay commissions to your broker on your purchases and sales of Class I shares, which are not reflected in the table and example below. More information about these and other discounts is available from your financial professional and on 18 to 20 of the prospectus under “Sales charge reductions and waivers” or 98 to 102 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	1.00	None	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	I	R6
Management fee	0.70	0.70	0.70	0.70
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00	0.00
Other expenses[1]	0.21	0.21	0.21	0.09
Total annual fund operating expenses	1.16	1.91	0.91	0.79
Contractual expense reimbursement[2]	–0.01	–0.01	–0.01	–0.01
Total annual fund operating expenses after expense reimbursements	1.15	1.90	0.90	0.78

1	“Other expenses” have been estimated for the first year of operations of the fund’s Class A, Class C, Class I and Class R6 shares.

2	The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those

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periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	A	C		I	R6
Shares		Sold	Not Sold
1 year	611	693	193	92	80
3 years	849	899	599	289	251
5 years	1,105	1,231	1,031	503	438
10 years	1,838	2,037	2,037	1,119	977
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